Exhibit(a)(5)(ii)

The Scotts Miracle-Gro Company	NEWS

ScottsMiracle-Gro Commences Modified “Dutch Auction” Tender to Purchase
up to 4.5 million Shares in a Price Range of $48.50 to $55.50 per Share
MARYSVILLE, Ohio (January 10, 2007) — The Scotts Miracle-Gro Company (NYSE: SMG), the world’s leading marketer of branded consumer lawn and garden products, today announced it is commencing its previously announced modified “Dutch auction” tender offer to purchase its outstanding common shares. In the tender offer, the Company intends to purchase up to 4.5 million shares — which represents approximately 7 percent of the shares outstanding — in a price range of $48.50 to $55.50 per share.
The tender offer will expire, unless extended by ScottsMiracle-Gro, at 12:00 midnight, New York City time, on February 8, 2007.
The high end of the per share price range represents a maximum aggregate repurchase of $250 million. It also reflects a premium of approximately 9 percent relative to the closing price of $50.83 on December 11, 2006, the day immediately prior to the Company’s announcement of its intention to return $750 million of cash to shareholders through the combination of the tender offer and a one-time special cash dividend. The balance of the Company’s $750 million commitment is expected to be paid to remaining shareholders as a dividend no later than March 31, 2007.
The tender offer and dividend will be funded through a new $2.1 billion credit facility that is being underwritten by JP Morgan, Bank of America and Citigroup. Consummation of the tender offer is conditioned upon the Company’s ability to borrow sufficient funds under this new credit facility on terms and conditions satisfactory to the Company. In a separate release issued today, ScottsMiracle-Gro also announced a tender offer and consent solicitation related to the Company’s outstanding $200 million aggregate principal amount for its 6.625% senior subordinated notes due 2013.
“The ongoing strength of our business and non-cyclical nature of our cash flow are allowing us to adopt a new capital structure that gives us the flexibility to continue funding growth while also returning significant cash to shareholders,” said Jim Hagedorn, chairman and chief executive officer. “We believe this tender offer reflects a high level of confidence in our continued success and an ongoing commitment to enhance shareholder value.”
A modified “Dutch auction” tender offer will allow shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 4.5 million shares, or such lesser number of shares as are properly tendered. The Company also reserves the right in the tender offer to purchase up to an additional 2 percent of its shares outstanding. Tender offer materials will be distributed promptly to shareholders and filed with the Securities and Exchange Commission.

Bank of America Securities LLC will serve as the dealer manager for the tender offer. D.F. King & Co., Inc. will serve as information agent, and National City Bank will serve as the depositary in the tender offer.
Tender offer statement
This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to shareholders promptly. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Shareholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, shareholders also may obtain a copy of these documents, free of charge, from D.F. King & Co., Inc., the Company’s information agent in connection with the offer, by calling toll-free 800-714-3312 (bankers and brokers can call collect at 212-269-5550). Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
About ScottsMiracle-Gro
With $2.7 billion in worldwide sales and more than 6,000 associates, The Scotts Miracle-Gro Company, through its wholly-owned subsidiary, The Scotts Company LLC, is the world’s largest marketer of branded consumer products for lawn and garden care, with products for professional horticulture as well. The Company’s brands are the most recognized in the industry. In the U.S., the Company’s Scotts®, Miracle-Gro® and Ortho® brands are market-leading in their categories, as is the consumer Roundup® brand, which is marketed in North America and most of Europe exclusively by Scotts and owned by Monsanto. The Company also owns Smith & Hawken, a leading brand of garden-inspired products that includes pottery, watering equipment, gardening tools, outdoor furniture and live goods. In Europe, the Company’s brands include Weedol®, Pathclear®, Evergreen®, Levington®, Miracle-Gro®, KB®, Fertiligene® and Substral®. For additional information, visit us at www.scotts.com.
Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this press release, including, but not limited to, information regarding the future economic performance and financial condition of the company, the plans and objectives of the company’s management, and the company’s assumptions regarding such performance and plans are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:
•	Adverse weather conditions could adversely affect our sales and financial results;

•	Our historical seasonality could impair our ability to pay obligations as they come due and operating expenses;

•	Our substantial indebtedness could adversely affect our financial health;

•	Public perceptions regarding the safety of our products could adversely affect us;

•	The loss of one or more of our top customers could adversely affect our financial results because of the concentration of our sales to a small number of retail customers;

•	The expiration of certain patents could substantially increase our competition in the United States;

•	Compliance with environmental and other public health regulations could increase our cost of doing business; and

•	Our significant international operations make us more susceptible to fluctuations in currency exchange rates and to the costs of international regulation.
Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward looking information contained in this release is readily available in the Company’s publicly filed quarterly, annual and other reports.
Contact:
Jim King
Vice President
Investor Relations & Corporate Communications
937-578-5622

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